N E W S R E L E A S E

October 10, 2018

Nevsun Announces Release Date for Q3 2018 Financial Results

Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) plans to release its third quarter 2018 financial and operating results on Thursday, October 25, 2018, after close of trading.

Nevsun would like to remind shareholders to follow the unanimous Board recommendation and tender your Nevsun shares to the friendly Zijin Mining Group Co. Ltd. offer of C$6 per share. Do NOT tender your Nevsun shares to the Lundin Mining Corporation offer of C$4.75 per share. For more details on the Zijin Offer, please refer to www.nevsun.com.

Nevsun will not hold a conference call/webcast this quarter.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com